December 10, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney

Re:	Wetouch Technology Inc.
Amendment No. 2 to Registration Statement on Form 10
File No. 000-56215

Gentlemen:

On behalf of Wetouch Technology Inc., a Nevada corporation (the “Company”), we hereby file with Securities and Exchange Commission (the “Commission”) an amended registration statement on Form 10/A (the “Amended Registration Statement”) in response to the Commission’s comments, dated December 9, 2020, with reference to the Company’s Registration Statement on Form 10 filed with the Commission on October 15, 2020, as amended on November 30, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission’s comments as follows:

Item 1A. Risk Factors

Risks Related to Our Common Stock, page 47

1.	We note your response to prior comment 5 and reissue the comment. In this regard, we note that Section 5 of Article VIII of your bylaws filed as Exhibit 3.2 contains a provision designating the state and federal courts of the State of Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please add a risk factor related to this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.

Response: The Amended Registration Statement includes an additional risk factor with respect to the provision in the bylaws of the Company regarding the courts in the State of Nevada being the exclusive forum for certain litigation, including actions under the Securities Act and Exchange Act.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 86

2.	We note your response to prior comment 10 and reissue the comment. Please note that Item 201(a)(1)(iii) requires disclosure of the range of high and low bid information for each full quarterly period within the two most recent fiscal years when there is no established public trading market for a class of common equity. In this regard, we note your statement on page 49 that your common stock currently trades on the OTC Pink Markets and currently there is minimal trading in your common stock.

Response: The Amended Registration Statement includes the historical bid information as required.

Condensed Consolidated Financial Statements as of December 31, 2019 Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (k) Revenue Recognition, page F-21

3.	In your response to prior comment 12 you state that your after sales services and technical support are not distinct in the context of the contract and are accounted for as one performance obligations together with your products. However, your revenue recognition policy states that you recognize revenue at a point in time which generally occurs at delivery. Clarify the term over which you provide after sales services and technical support to your customers and why revenue for your one performance obligation is not recognized over time, corresponding to this term. Tell us how your performance obligation is satisfied at delivery when it includes continuing services subsequent to this date. Clarify whether you have concluded that the after sales services and support represent a warranty. Please provide your analysis of ASC 606-10-55-30 to 55-35. Please include in your analysis how you considered the significant level of integration, interdependency and interrelation between your products and after sales service and technical support, and that these services are significantly integral to the promised outcomes to your customers.

Response: The after sales services and technical support are under the Company’s standard three-year warranty and are referred to as a warranty. The Company provides its customers this warranty associated with product sales. These services are typically not priced or negotiated separately and there is no option to separately purchase the warranties; the warranty does not provide customers with a service but is just an assurance by the Company that the product complies with agreed-upon specifications. Therefore, the Company does not account for the warranties as a performance obligation, in accordance with ASC 606-10-55-31 and ASC 606-10-55-32.

ASC 606-10-55-33 lists the following factors that an entity should consider in determining whether a warranty provides a customer with an “additional service.”

a.	Whether the warranty is required by law
b.	The length of the warranty coverage period
c.	The nature of the tasks that the entity promises to perform

The warranty is not required by law. The Company considers the three-year warranty to be standard warranty coverage based on its products and the estimated life of its products. The estimated life of its touchscreen modules products on average is over 10 years (based on 100 million touches per spot), exceeding three years covered in the warranty, which again supports the conclusion of the analysis that the standard three-year warranty provides assurance that its products comply with agreed-upon specifications and not additional services. Lastly, the Company agrees to repair products that do not meet agreed-upon specifications; the Company does not agree to repair any products broken or damaged by the customer.

After evaluating the factors provided in the guidance, the Company concludes that its warranty does not provide its customers with an additional service. As a result, the warranty is accounted for using the cost accrual guidance, instead of a separate performance obligation. The analysis of ASC 606-10-55-34 and ASC 606-10-55-35 also supports this conclusion.

The Amended Registration Statement has been revised with respect to the warranty offered by the Company in (i) the Managements’ Discussion and Analysis section under “Critical Accounting Policies - Revenue recognition” and (ii) footnote #2 entitled “Revenue Recognition” to the Company’s audited financial statements.

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

We hope the Amended Registration Statement and the responses contained in this letter adequately addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Mark E. Crone
Mark E. Crone, Esq.

The Crone Law Group P.C.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

cc:	Guangde Cai, Chairman
Zongyi Lian, Chief Executive Officer